Filed by Guidant Corporation pursuant to Rule 425 under the
                 Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

                                           Subject Company: Guidant Corporation
                             Subject Company's Exchange Act File No.: 001-13388

Johnson & Johnson and Guidant have filed a definitive prospectus/proxy statement and other documents regarding their proposed merger with the Securities and Exchange Commission. This prospectus/proxy statement will be sent to all security holders of Guidant Corporation seeking their approval of the transaction. Investors and security holders are urged to read the definitive prospectus/proxy statement which contains important information, including detailed risk factors. The prospectus/proxy statement and other documents filed by Johnson & Johnson and Guidant with the Securities and Exchange Commission (SEC) are available free of charge at the SEC's website (www.sec.gov) or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933 Attn: Investor Relations; or by directing a request to Guidant, 111 Monument Circle, #2900, Indianapolis, IN 46204 Attention: Investor Relations.

Guidant, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Guidant and their ownership of Guidant stock is set forth in Guidant's recent filing on Form 10-K. Investors may obtain additional information regarding the interests of such participants by reading the definitive prospectus/proxy statement.

The following is a transcript of a video made available on Guidant Corporation's internal website.

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Johnson & Johnson and Guidant have filed a definitive prospectus/proxy statement and other documents regarding their proposed merger with the Securities and Exchange Commission. This prospectus/proxy statement will be sent to all security holders of Guidant Corporation seeking their approval of the transaction. Investors and security holders are urged to read the definitive prospectus/proxy statement which contains important information, including detailed risk factors. The prospectus/proxy statement and other documents filed by Johnson & Johnson and Guidant with the Securities and Exchange Commission (SEC) are available free of charge at the SEC's website (www.sec.gov) or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933 Attn: Investor Relations; or by directing a request to Guidant, 111 Monument Circle, #2900, Indianapolis, IN 46204 Attention: Investor Relations.

Guidant, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Guidant and their ownership of Guidant stock is set forth in Guidant's recent filing on Form 10-K. Investors may obtain additional information regarding the interests of such participants by reading the definitive prospectus/proxy statement.


R I'm Ron Dollens and joined here today with Keith Brauer, the Chief Financial Officer of Guidant. The reason we set up this session is we thought that the employees would have numerous questions around the transaction we've done with Johnson & Johnson. We thought it would be more interesting to give you the opportunity to send in those questions (which you have done) and Keith and I will discuss those and give you the best answers at least we have now. We also thought it was appropriate that the two of us may do this in that we are the last two of the original Guidant Management Committee and its part of this continued celebration of our tenth anniversary as a corporation. So with that, let me ask Keith to start with the first questions that you have submitted.

K You know we just got named for the fifth time to the Fortune 100 Companies the Best Places to Work for, what does that mean for the new entity?

R Well I think a couple of conclusions you could come to; if you're J&J you're saying employees feel strongly about working with and for Guidant
       - the way we go about the business. There's something to be said for that. And so it says and again to J&J's credit, they said they want Guidant to be the franchise. And which means that many of policies that we have in place, even though we think that they're very consistent with J&J, are ones that have worked well so the employees have felt good that we are one of the 100 best organizations to work for. So I think it just says a lot that we want to maintain much of the culture, much of the values that we've had currently and we want to be able to maintain much of the organization's structure and the incentive systems.

K Can you explain a little bit more about that? The fact that they really want the Guidant name now is to be the franchise.

R Well I think as they have articulated, there's something magic that has happened within Guidant. They're paying in excess of $25 billion to access that. You and I both know that all of that capability resides in people. So they need to be able to retain the people and the processes that understand the customer, that understand product development, that understand quality systems of manufacturing in order for this thing to be worthwhile for them. So they have made a huge investment in this corporation and it's really an investment in the people and the processes. In the fact that they also said we're going to call this Guidant, it will be a new franchise within J&J, and it will be the focus of the cardiovascular efforts and it just is a lot of credit for the people associated with this organization.

K What's your view on the next ten years as we look forward now with this whole transaction going forth? Can you comment a little bit about the advantages it has toward public policy and what's your view as we look forward to another 10 years for the rest of the employees.

R Well I think that the technology is going to continue to get more complex which I think then ultimately will make it more simple for patients, communication systems, and patient's role in their own health is going to continue to exaggerate. Health policy is going to be challenging because I think the U.S. citizens say, we don't want to finance innovation for the rest of the world and we need to be able to share that value - that's going to be challenging. I think then it was important that that is going to be the future. That we were in a position to kind of select who we would feel best about partnering with as we go forward. So complexity of product, complexity of health policy now probably are more important and will be more important then have been in any time in the past.

R Thank you for joining us. As you have questions please be sure to send those in on the source or through the e-mail and we will find an appropriate mechanism to get back and communicate with you. So for Keith, thank you for your time.